Mail Stop 4561

April 22, 2008

Stephen P. Griggs, President
Secure Alliance Holdings Corporation
5700 Northwest Central Dr., Suite 350
Houston, TX 77092

> **Re: Secure Alliance Holdings Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 21, 2008**
> **File No. 0-17288**

Dear Mr. Griggs:

      We have completed our review of your preliminary proxy statement and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (212) 451-2222
        Adam W. Finerman, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP